NEVSUN  RESOURCES  LTD.
INFORMATION  CIRCULAR
MARCH 24, 2005

SOLICITATION  OF  PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual and special general meeting of the shareholders of the Company to be held on Wednesday, April 27, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT  AND  REVOCATION  OF  PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases, common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered

Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.

 In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS  RELATING  TO  VOTING  OF  PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  OF  VOTING  SECURITIES

On the date of the accompanying notice of meeting, the Company had 76,636,322 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on March 18, 2005 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION  OF  DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, the members of the audit, governance and human resources committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/state and country of residence	Principal occupation	Director since	Shares Owned
R. Stuart Angus(1)(3) British Columbia, Canada	Managing Director, Mergers & Acquisitions, Endeavour Financial	January 2003	0
John A. Clarke President & Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of the Company	September 1997	647,700
Clifford T. Davis Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company	December 1997	42,000
Robert J. Gayton (2) British Columbia, Canada	Financial consultant	November 2003	1,500
Gary E. German (1)(2)(3) Ontario, Canada	President, Falcon Strategy & Management Company, Toronto	April 1996	105,000
Gerard E. Munera (1)(2)(3) Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	300,000

(1)  Member of the Governance Committee

(2)  Member of the Audit Committee.

(3)  Member of the Human Resources Committee.

The information as to shares beneficially owned has been provided by the directors themselves.

No director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any other issuer that, while that person was acting in that capacity,

a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Gerard Munera was chairman of Latin American Gold Ltd. (LAG Ltd), a Bermuda company listed on the CDN, at the date of a cease trade order issued by the British Columbia Securities Commission on February 7, 1996 for failure to file its annual 1994/95 financial statements and subsequently its quarterly financial statements.  The annual and interim statements were filed shortly thereafter, and the cease trade order was lifted on May 14, 1996.

EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Summary  Compensation  Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and executive officers whose compensation was in excess of $150,000 (these individuals are referred to as the “Named Executive Officers”).  The periods covered include the most recent fiscal years ended December 31, 2004, 2003, and 2002.

		Annual Compensation ($Cdn)			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Clarke, President & CEO	Dec. 2004 Dec. 2003 Dec. 2002	300,000 198,000 173,000	Nil 100,000 Nil	Nil Nil Nil	150,000 200,000 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clifford T. Davis, Chief Financial Officer	Dec. 2004 Dec. 2003 Dec. 2002	200,000 150,000 25,000	Nil 50,000 Nil	Nil Nil Nil	150,000 100,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
F. William Nielsen,(1) Vice President Exploration	Dec. 2004 Dec. 2003	150,000 120,000	Nil 50,000	Nil Nil	60,000 60,000 60,000	Nil Nil	Nil Nil	Nil Nil
Pierre Matte,(2) Finance/Admin Manager Tambaoura Mining Co. & Segala Mining Co.	Dec. 2004 Dec. 2003	(3) 156,180 168,180	Nil Nil	Nil Nil	40,000 40,000 40,000 40,000	Nil Nil	Nil Nil	Nil Nil
Denis Gregoire,(2) General Manager Tambaoura Mining Co. & Segala Mining Co.	Dec. 2004	(3) 156,180	Nil	Nil	40,000 40,000	Nil	Nil	Nil

(1) Mr. Nielsen became an officer of the Company in January 2003.

(2) Mr Matte and Mr. Gregoire began employment with the Company’s subsidiaries in  February 2003 and August 2003 respectively

(3) Cdn$ value using average annual US exchange rate.

Long-Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Stock Options

The following table sets forth stock options granted during the fiscal year ended December 31, 2004 to the Company’s Named Executive Officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
John A. Clarke	150,000	8.2	$4.81	$4.81	01/28/09
Clifford T. Davis	150,000	8.2	$4.81	$4.81	01/28/09
F. William Nielsen	60,000	4.8	$4.81	$4.81	01/28/09
Pierre Matte	40,000	3.2	$4.81	$4.81	01/28/09
Denis Gregoire	40,000	3.2	$4.81	$4.81	01/28/09

(1) Options were granted on January 28, 2004 and are for a term of five years.

(2) The exercise price of stock options was set according to the rules of the TSX.

(3) The market value of the Common shares of the Company on the date of grant is the average of the previous 5-day high and low trading prices on the TSX.

Aggregated Option Exercises During The Most  Recently Completed Financial Year And Financial Year End Option Values

The following table sets forth details of all exercises of stock options during the period ended December 31, 2004 to the Company’s Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(3)
John A. Clarke	None	N/A	1,240,000	$1,339.500
Clifford T. Davis	None	N/A	940,000	$937,000
F. William Nielsen	20,000	44,200	305,000	$206,750
Pierre Matte	None	N/A	180,000	$70,000
Denis Gregoire	None	N/A	140,000	$0

(1) Number of Common shares acquired on the exercise of stock options.

(2) Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(3) Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on

      December 31, 2004, less the exercise price of in-the-money stock options.

Termination of Employment, Change in Responsibilities & Employment Contracts

Pursuant to an amending agreement dated December 1, 2004, the Company continued Dr. John A. Clarke’s appointment as President and Chief Executive Officer under the same terms as the existing agreement which expires on December 31, 2005 at a salary of $25,000 per month.  The amending agreement  retains the one year salary payout on termination by the Company, except in the case where termination is due to a change in control, whereby a minimum of two years annual remuneration will be paid.

Pursuant to an amending agreement dated December 1, 2004, the Company continued Mr. Clifford T. Davis’ employment as Chief Financial Officer under the same terms as the existing agreement which expires on December 31, 2005, at a salary of $16,667 per month. The amending agreement  retains the one year salary payout on termination by the Company, except in the case where termination is due to a change in control, whereby a minimum of two years annual remuneration will be paid.

Pursuant to an amending agreement dated December 1, 2004, the Company continued Mr. F. William Nielsen’s  employment as Vice President Exploration under the same terms as the existing agreement which expires on December 31, 2005, at a salary of $12,500 per month .  The amending agreement  retains the one year salary payout on termination by the Company, except in the case where termination is due to a change in control, whereby a minimum of two years annual remuneration will be paid.

All of the above agreements, upon expiry, will continue for one year unless otherwise terminated;  all agreements also include an annual bonus, the amount to be determined by the Human Resources Committee. If the Company terminates the employment of Dr. Clarke, Mr. Davis or Mr. Nielsen without cause and without providing adequate notice, the amount payable for the balance of the term of the agreement, for a minimum of 12 months, will be paid to that employee.  In the event any person acquires more than 40% of the outstanding shares of the Company, a minimum of two years annual remuneration will be paid.

Pursuant to an agreement dated December 18, 2004, the Company continued Mr. Pierre Matte’s employment as Financial and Administrative Manager for the Tabakoto Mining Project in Mali at an annual salary of US$10,000 per month.  The agreement is subject to annual review and renewal, and may be terminated upon the one year anniversary date, or three months written notice, or three months compensation in lieu of notice.

Pursuant to an agreement dated December 18, 2004, the Company continued Mr. Denis Gregoire’s employment as General Manager for the Tabakoto Mining project in Mali.  at an annual salary of US$10,000 per month.  The agreement is subject to annual review and renewal, and may be terminated upon the one year anniversary date, or three months written notice, or three months compensation in lieu of notice.

Report on Executive Compensation

Composition of Human Resources Committee

The Company’s executive compensation program is administered by the Human Resources Committee (the “HR Committee”) of the Board of Directors, that is comprised solely of independent directors as follows:

Gerard E. Munera, chairman

Gary E. German

R. Stuart Angus

The HR Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company.  The HR Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance.  Base salaries are set at levels that are competitive with the base salaries paid by comparable corporations within the mining industry in size and with operations at approximately the same stage, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the long-term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, bonus and stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The level of base salary for each employee is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Option Plan

The Company currently has in place an Incentive Share Option Plan (the “Plan”) for directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies.  The Plan was approved by the shareholders of the Company at an extraordinary general meeting held on June 12, 1996. Under the Plan, the Board may from time to time grant to directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies, options to purchase from the Company such number of its common shares as the Board may designate. The purchase price per common share for any option granted under the Plan shall not be less than the five-day average of daily high and low board lot trading prices of the common shares of the Company on the TSX prior to the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provides as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

Stock options expire 30 days after the participant ceases employment with the Company or one year following death of the participant.  The Plan does not include a vesting rule, however, all stock options granted since December, 2002 have received approval by the Board to vest at 50% after 6 months and 100% after one year.  The Board may amend the Plan or terms of any agreements only in accordance with applicable legislation and subject to any required regulatory approval.  There are no options granted which are subject to ratification by shareholders.

The Plan also provides for the granting of share appreciation rights (“SARs”).  SARs would permit a holder to receive at no cost to the holder common shares, which, when multiplied by the fair market value on the day immediately prior to the date of the exercise of the SARs, have a total value equal to the product of the number of common shares subject to the SARs times the difference between the fair market value on the day immediately prior to the exercise of the SARs and the exercise price.  The Board has not activated this part of the Plan and no SARs have been granted.

A maximum number of 9,475,000 common shares (12.4% of the Company’s currently outstanding capital) may be issued under the current Plan, of which 8,214,000 common shares (10.7% of the Company’s outstanding capital) have been issued since its inception in 1996.  The number of stock options granted which are currently outstanding is 5,292,000, or 7% of the Company’s outstanding capital  (4,332,000 at December 31, 2004).

The maximum number of shares issuable under the Plan may not exceed 20% of the outstanding common shares of the Company, provided that the total number of common shares to be reserved for issuance at any one time for insiders shall not exceed 10% of the issued common shares of the Company without shareholder approval, and for any one optionee shall not exceed 5% of the issued common shares of the Company at the time of grant. At this time the highest number of securities reserved for one person is less than 2% of the outstanding shares.  As the number of outstanding common shares has increased each year, the Board has, from time to time, sought  shareholder approval to approve the reservation of the maximum number of shares issuable under the Plan.

The foregoing report has been furnished by the HR Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER INCENTIVE SHARE OPTION PLAN

The following table sets forth details of the Company’s Incentive Share Option Plan at December 31, 2004.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities exercised since inception of incentive stock option plan	Number of securities remaining available for future issuance under incentive stock option plan	Total number of securities approved by shareholders since inception of option plan
Incentive Share Option Plan Approved by Shareholders	4,332,000	2.45	2,797,000	2,346,000	9,475,000

Further details regarding stock options are incorporated by reference in the Company’s consolidated financial statements, note 6.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2000 with a cumulative total return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2000	Dec. 2001	Dec. 2002	Dec.2003	Dec.2004
Nevsun	$100	$124	$1,365	$3,953	$1,294
S&P/TSX Index	$100	$89	$78	$98	$113

 COMPENSATION  OF  DIRECTORS

The following relates to the directors of the Company and each of its subsidiaries. The Company has adopted a policy for paying all directors who are not officers of the Company, with the exception of the Chairman, an annual fee of $8,000, plus $500 for each board meeting and committee meeting. From October 1, 2004, the Chairman received a monthly fee of $1,500.  Directors of the Company’s subsidiaries in Barbados are each paid an annual fee of US$2,500 (Cdn$3,005 in 2004).  Non-management directors of the Company’s subsidiaries in Mali were each paid an annual fee of $8,244.   During the fiscal year ended December 31, 2004 the amounts payable to non-executive directors, including directors of subsidiaries of the Company, under these arrangements totalled $108,974.  All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

In addition, during the year ended December 31, 2004 the Company paid former director Craig Angus $2,500 for services rendered in connection with the Company’s financing activities.

The following table sets forth stock options granted during the fiscal year ended December 31, 2004 to directors who are not Named Executive Officers, as a group.

Name	Securities Under Options Granted (#)	% of Total Options Granted to in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	445,000	40%	$4.81	$4.81	Jan. 28, 2009

The following table sets forth details of all exercises of stock options during the fiscal period ended December 31, 2004 by directors who are not Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(2)	Aggregate Value Realized ($)(3)	Unexercised Options at FY-End (#)	Value of Unexercised in-the-Money Options at FY-End ($)(4)
Craig A. Angus(1)	700,000	$2,078,200	None	$Nil
R. Stuart Angus	None	N/A	260,000	$15,000
Robert J. Gayton	None	N/A	180,000	$Nil
Gary E. German	None	N/A	360,000	$290,000
Gerard E. Munera	None	N/A	160,000	$Nil
Barry M. Skinner(5)	None	N/A	35,000	$16,000
Ryan A. Highland(5)	None	N/A	25,000	$12,000
Mama G. Tapo(6)	None	N/A	70,000	$73,500

(1)    Craig Angus ceased to be a Director May 6, 2004.

(2)    Number of Common shares acquired on the exercise of stock options.

(3)    Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(4)    Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on

         December 31, 2004, less the exercise price of in-the-money stock options.

(5)    Directors of Barbados subsidiaries.

(6)    Director of Mali subsidiaries

AUDIT COMMITTEE

In addition to the disclosure in the “Statement of Corporate Governance Practices” that follows below, comprehensive Audit Committee disclosure, including the text of the Audit Committee’s Charter, is included in the Company’s Annual Information Form in the section entitled “Audit Committee” filed concurrently with this Information Circular.

INDEBTEDNESS  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company, nor its subsidiaries, nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The TSX requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance. The following summarizes the Company’s response to the TSX corporate governance guidelines with commentary that is responsive to new proposals.

1. Stewardship of the Company -The Board of Directors has adopted a Charter that explicitly assumes responsibility for stewardship of the Company, including the ultimate responsibility for the following areas: organisation, including appointment of committees, strategic planning, commitment of capital, risk management, oversight of senior management, and policy and procedures, including communications.

In its stewardship role the Board has established three committees; Governance, Audit and Human Resources, each comprised entirely of independent directors, each chaired by a different director. Mandates for these committees have been reviewed and approved by the entire Board and these mandates are discussed in the following responses to the TSX Guidelines.

Strategic planning is reviewed at meetings of the Board of Directors. Strategic planning sessions are held on a periodic basis in conjunction with regular meetings of directors.  Management reports regularly to the Board of Directors in relation to the principal risks that potentially affect the Company’s business activities. Management also responds to specific risk-related issues identified by directors or by management, with the assistance of expert outside advisors where required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public. The Company distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community. Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Company. The integrity of internal controls and management information systems is covered by the mandate of the Audit Committee.

2. Composition of the Board of Directors and Relationship to Significant Shareholder - The Company has six directors, of which four of these individuals are unrelated to the Company.  The Board is chaired by an unrelated director, Mr. German.   If the nominees in the Information Circular are elected there will again be six directors comprised of four unrelated and two management directors, thereby maintaining a clear majority of independent directors.  There is no significant shareholder of the Company.

3. Analysis of Status of Directors as “Unrelated” - Messrs Gayton, German, Munera and R.S. Angus have no material business or other relationship with the Company or management of the Company. They are free of any interest that could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Company. Mr. Clarke, as CEO and Mr. Davis as CFO of the Company are considered related as officers of the Company.

4. Committee for Nomination and Assessment of Directors -The approved mandate of the Board’s Governance Committee includes responsibility for proposing new nominees and for assessing directors on an on-going basis. In the past the entire Board has participated in the nomination of directors.

5. Assessment of Effectiveness and Contribution -The approved mandate of the Board’s Governance Committee includes the assessment of the effectiveness of the Board as a whole, that of committees of the Board and the contribution of individual Directors.

6. Orientation and Education Program for the Board  -Management ensures that a new appointee to the Board of Directors receives an orientation to the Company and its facilities and ensures the director has been apprised of the duties and responsibilities pursuant to applicable law and policy.

7. Size of the Board of Directors  - The Articles of the Company presently provide that the Board of Directors shall consist of not less than three and not more than that number of directors that is set by an ordinary resolution by the shareholders of the Company, excluding additional directors that may be appointed between annual general meetings.  The Board of Directors is currently of the view that its present complement of six individuals is effective.

8. Directors’ Compensation  -The approved mandate of the Board’s Human Resources Committee includes the review of adequacy and form of compensation provided to directors to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

9. Composition of Board Committees  - The Company has established a Governance Committee, an Audit Committee and a Human Resources Committee.  All Committees are comprised entirely of independent directors and are chaired by different individuals.

10. Governance Issues  -The Board of Directors affords a high priority to implementation of proper corporate governance practices through its Governance Committee, chaired by Mr. Angus.

11. Position Descriptions for the Directors and Chief Executive Officer -The mandates of the Committees of the Board have been reviewed and approved by the entire Board. The Human Resources Committee, chaired by Mr. Munera, has as part of its mandate the role of oversight of the duties,  responsibilities and assessment of the CEO.  A code of ethics for all Directors, Officers and Employees of the Company has been developed and adopted to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable regulatory obligations.

12. Independence of the Board of Directors  - The Company has separated the positions of CEO and Chairman. The Board functions in a manner that assures independence from management. This is accomplished in part by way of the committee structure as well as ongoing access and communication between the unrelated directors.

13. Audit Committee  -The Company’s Audit Committee is chaired by Mr. Gayton who is a Chartered Accountant and has considerable financial management expertise.  All of the Audit Committee members are independent of management and either currently serve or have served in the same capacity on Boards of other public companies and are financially literate.  The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company’s auditors.  The activities of the Audit Committee include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the independence and performance of the Company’s auditors. Audit Committee meetings are held at least quarterly and meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor whenever advisable. Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14. Engagement of Outside Advisers  -To date, no director has requested the engagement of an outside adviser at the expense of the Company. If a request of this kind is made, the appropriate arrangements would be implemented.

15. AMEX Corporate Governance - The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.nevsun.com and a copy of such description is available by written request made to the Company.

The Company’s Corporate Governance policies and mandates can be publicly viewed on the Company’s website at  http://www.nevsun.com/corpgovernance.html

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a) each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b) each proposed nominee for election as a director of the Company; and

(c) each associate or affiliate of any of the foregoing.

INTEREST  OF  INFORMED PERSONS  IN  MATERIAL  TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

PARTICULARS OF  MATTERS  TO  BE  ACTED  UPON

A.

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company’s memorandum with a new form designated a Notice of Articles.

As a result of filing its transition application, the Company may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

DELETION OF PRE-EXISTING COMPANY PROVISIONS

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.  Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

ADOPTION OF NEW ARTICLES

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

1.

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

2.

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

3.

The Company will be able, by ordinary resolution rather than by special resolution, to alter its authorized capital including the creation of one or more classes or series of shares as well as the subdivision or consolidation of its issued shares.

4.

The requirement for a pro rata purchase of the shares of the Company will be deleted.

5.

The directors shall cause the Company to indemnify officers on the same basis upon which directors are required to be indemnified.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at Suite 800 – 1075 West Georgia Street, Vancouver, BC, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

2.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

3.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

PROPOSED ALTERATION OF AUTHORIZED CAPITAL

The Company’s Notice of Articles currently authorizes the issuance of 250,000,000 Common shares without par value. The Company is proposing to alter its Notice of Articles to increase the authorized capital by creating an unlimited number of Preferred shares without par value.  In addition, the Company is proposing to alter its articles by adding special rights and restrictions to the Preferred shares as outlined in Appendix “A”.

The Preferred shares may at any time and from time to time be issued in one or more series, each series to consist of the number of shares previously determined by a resolution of the Board of Directors of the Company. The Board of Directors may, by resolutions passed before the issue of Preferred shares of a particular series, alter the Notice of Articles of the Company to fix the number of Preferred shares in, and to determine the designation of the Preferred shares of that series and alter the Notice of Articles and articles to create, define and attach special rights and restrictions to the Preferred shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the purchase consideration and the terms and conditions of any purchase or cancellation or redemption thereof, the dividend rate if any, the amount payable in the event of liquidation, conversion terms if any and voting powers if any, or other provisions attaching to such series of Preferred shares.

Management is recommending the creation of the class of Preferred shares to afford flexibility to the Company in future financings or acquisitions, although no issuance of Preferred shares is currently contemplated. All of the shares authorized by the proposed amendment would be available for issuance without further action by the shareholders unless required by the BCA.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to increase the authorized capital by creating an unlimited number of Preferred shares without par value and to amend the articles by adding special rights and restrictions to the Preferred shares.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

There be created an unlimited number of Preferred shares without par value;

2.

There be created and attached to the Preferred shares the special rights and restrictions set out in Part 26 of the articles of the Company as adopted by paragraph 3 of this resolution;

3.

The articles of the Company be altered by the addition of Part 26 set out in the Appendix hereto, such alteration not to take effect until the Notice of Articles of the Company is altered to reflect such alteration to the articles of the Company;

4.

The Notice of Articles of the Company be altered to reflect the alterations authorized by paragraphs 1 and 2 of this resolution;

5.

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

6.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles and articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles and articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to increase the authorized capital by creating an unlimited number of Preferred shares without par value, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

B.

Amendments to Incentive Share Option Plan

The Company seeks to issue stock options as part of executives’ and employees’ compensation based on merit and to assist in the further growth of the Company.  To achieve this, the Board has in past years sought shareholder approval from time to time to increase the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan to a fixed maximum number representing  20% of the issued and outstanding shares at the time of request.

The Board of Directors is considering amending the Plan to incorporate new rules and policies of the TSX which came into effect on January 1, 2005   The new rules allow for, among other things, “rolling maximum” or "evergreen" stock option plans which fix a maximum number of shares issuable under an arrangement as a percentage of the issued and outstanding securities of an issuer rather than a fixed maximum number.  A complete revision of the Plan is being discussed for 2006.  In the interim, the Board is of the view that it is appropriate to authorize an amendment to the Plan to provide that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the Plan should be increased from 9,475,000 currently reserved under the Plan (12.4% of outstanding shares)  to 12,000,000 (15.7% of outstanding shares), an increase of 2,525,000 common shares.

There are 1,208,010 shares held by insiders, their associates or their associated companies.  Accordingly, the shareholders, other than insiders, their associates or their associated companies (the “disinterested shareholders”), will be asked at the Meeting to pass a resolution in the following terms:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.   the Company’s Incentive Share Option Plan (the “Plan”), approved by the shareholders on June 12, 1996, as amended and restated as of February 27, 2003, be hereby amended by:  (a) deleting the first sentence of section 1.4(a) and replacing it with the following:

      1.4(a)   The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed  12,000,000 Common Shares, as approved from time to time by the shareholders of the Company.

2.   the Plan, as so amended, is hereby approved, ratified and confirmed; and

3.   any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to carry out and give effect to the foregoing.

Management of the Company recommends that shareholders vote in favour of the ordinary resolution amending the Incentive Share Option Plan, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

C.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700                By fax:  604-623-4701       By email: nevsuninfo@nevsun.com

Financial information at December 31, 2004 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 24, 2005

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“John A. Clarke”

John A. Clarke
President & CEO

APPENDIX “A”

26.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES

26.1

Preferred Shares Issuable in Series

The Preferred shares are issuable from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following rights and privileges, restrictions and conditions:

(a)

each series of Preferred shares may consist of such number of shares as may before the issue thereof be fixed by resolution of the directors;

(b)

the directors of the Company may by resolution duly passed before the issue of any Preferred shares of any series, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to determine the special rights and restrictions attaching to the Preferred shares of such series, including but without limiting or restricting the generality of the foregoing:

(i)

determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(ii)

create an identifying name for the shares of that series, or alter any such identifying name; and

(iii)

attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene Article 26.2.

26.2

Priority of Preferred Shares on Winding Up

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.